Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

March 28, 2011

Karl Hiller

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Liberty Silver Corp.

Form 10-K for Fiscal Year ended June 30, 2010

Form 10-Q for Fiscal Quarter ended September 30 and December 31, 2010

Filed October 13, 2010

File No. 333-150028

Dear Mr. Hiller:

On behalf of Liberty Silver Corp., a Nevada corporation (the “Company”), enclosed please find our responses to your comment letter dated March 4, 2011.

Form 10-K for the Fiscal year ended June 30, 2010

General

1.

Please correct your commission file number on the cover of your periodic and current filings to read 333-150028, which was assigned with conjunction with your filing of the Form SB-2 registration statement on January 14, 2008.

Response:

In response to comment 1, the Company will correct the commission file number on the cover of the Form 10-K/A to be filed by the Company to read 333-150028, and will ensure that the commission file number reads 333-150028 on all future filings.

2.

We note that your website refers to or uses the terms “measured,” “indicated,” or “inferred,” resources.  If you continue to make references on your website to reserve measures other than  those recognized by the SEC, please accompany such disclosure with cautionary language comparable to the following:

Cautionary Note to U.S. Investors- the Untied State Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us or the following website: http://www.sec.gov/edgar.shtml.

Tell us where you have positioned this cautionary language on your website.

Response: In response to comment 2, the Company has included the following cautionary language on its website, under the Investor Information Section of the website, on the Stock Information page:

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website such as "measured", "indicated", and "inferred" "resources", which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us or the following website: http://www.sec.gov/edgar.shtml

Economic Geology, page 4-5

3.

In this section of your filings you state that the drill inferred resource estimated by U.S. Borax was 10 million short tons at 3 ounces per ton of silver.  It appears you may need to eliminate this disclosure to comply with instruction 3 to paragraph (b)(5) of Industry Guide 7 which generally precludes disclosing estimates of mineralization other than proven and probable reserves.

Response:  In response to comment 3, the Company will remove the disclosure “[a]s of the late 1980s, the drill-inferred resource (non-NI 43-101 compliant), estimated by U.S. Borax, was 10 million short tons at 3 ounces per ton of silver” from the Company’s disclosure under “Economic Geology” on page 5 of the Form 10-K/A to be filed by the Company.

Item 2. Properties, page 10

4.

Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b)(2) of Industry Guide 7.  We believe that maps and drawings having the following features would be beneficial:

•

A legend or explanation showing, be means of pattern or symbol, every pattern or symbol used on the map or drawing.

•

A graphical bar scale or representations of scale, such as “one inch equals one mile,” may be utilized if the original scale of the map has not been altered.

•

A north arrow.

•

An index map showing where the property is situation in relationship to the state or province or other geographical area in which it is located.

•

A title of the map or drawing, and the date on which it was drawn

•

In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response:  In response to comment 4, the Company will include a small-scale map under Item 2. Properties, showing the location and access to the Trinity Silver Open Pit Mine in the Form 10-K/A to be filed by the Company.

Item 9A(T). Controls and Procedures, page 41

5.

We note that you assess the effectiveness of your internal control over financial reporting as of June 30, 2110, but have not included an assessment of your disclosure controls and procedures as required by Item 307 of Regulation S-K.  We also note that you filed certifications from the principal officers which incorrectly state that this assessment was made.  Please amend your filing to include the required information.  Include an explanatory note in the forepart of the amendment to indicate the reason for the amendment directing readers to those sections where further details are provided.  Note that Item 9A(T) was only available to smaller reporting companies with fiscal years ending before June 15, 2010.  Please also ensure that you obtain and file updated certifications to comply with Rule 12b-15 of regulation 12B.

Once you have remedied the problems with your disclosure controls and procedures to the point where you are able to assert effectiveness, we would expect disclosure clarifying the actions you took to strengthen your disclosure controls and procedures.  Considering your failure to provide this disclosure, it appears that your disclosure controls and procedures were not effective.  If you conducted an evaluation and concluded that disclosure controls and procedures were effective as of June 30, 2010, we would expect you to additionally disclose that, in light of the omission, disclosure controls and procedures were not actually effective.

Response:  In response to comment 5, the Company will revise its disclosure under Item 9A in the Form 10-K/A to be filed by the Company with the Securities and Exchange Commission, and will include updated certifications with its filing to comply with Rule 12b-15 of regulation 12B.  Specifically, the Company will include the following updated disclosure under Item 9A of its Form 10-K/A:

Disclosure Controls and Procedures

The Securities and Exchange Commission defines the term “disclosure controls and procedures” to mean the controls and other procedures of an issuer that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  The Company maintains such a system of controls and procedures in an effort to ensure that all information which it is required to disclose in the reports it files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified under the SEC’s rules and forms and that information required to be disclosed is accumulated and communicated to principal executive and principal financial officers to allow timely decisions regarding disclosure.

As of the end of the period covered by this report, we initially carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our chief executive officer and chief financial officer initially concluded that our disclosure controls and procedures were effective.  Subsequently, we determined that we had a material weakness, as described below, in our disclosure controls and procedures.  Therefore, in connection with the filing of this amended Annual Report on Form 10-K/A, our chief executive officer and chief financial officer re-evaluated the effectiveness of our disclosure controls and procedures and concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were not effective.

In connection with the preparation and filing of the Form 10-K for the fiscal year ended June 30, 2010, we inadvertently failed to disclose the information required by Item 307 of Regulation S-K regarding the Company’s disclosure controls and procedures.  Based upon the Company’s failure to include the disclosures required by Item 307, we determined that our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.  To remediate the problem with our disclosure controls and procedures, to the extent reasonably possible given our resources, we will seek the advice of outside consultants and utilize internal resources to implement additional disclosure controls and procedures to address the identified problem.”

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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